UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES

EXCHANGE ACT OF 1934

(Amendment No. 1)

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to Section 240.14a-12

SOLITRON DEVICES, INC.

(Name of Registrant as Specified In Its Charter)

ERIKSEN CAPITAL MANAGEMENT LLC

CEDAR CREEK PARTNERS LLC

H. TIMOTHY ERIKSEN

DAVID W. POINTER

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY STATEMENT—SUBJECT TO COMPLETION

SOLITRON DEVICES, INC.

2015 ANNUAL MEETING OF STOCKHOLDERS

[●], 2015

PROXY STATEMENT
OF
ERIKSEN CAPITAL

PLEASE SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY.

This proxy statement (this “Proxy Statement”) and the enclosed GOLD proxy card are being furnished by Cedar Creek Partners LLC (“CCP”) and Eriksen Capital Management LLC (“ECM” and together with CCP, “Eriksen Capital”) in connection with the solicitation of proxies from the holders of shares of common stock, par value $.01 per share (the “Common Stock”), of Solitron Devices, Inc., a Delaware corporation (the “Company”), for the 2015 Annual Meeting of Stockholders of the Company scheduled to be held at [●], local time, on [●], 2015, at [●] located at [●] and at any adjournments, postponements or other delays thereof and at any special meeting that may be called in lieu thereof  (the “Annual Meeting”).

At the Annual Meeting, the Company’s stockholders will consider and act upon the following matters:

1.	The election of two Class II directors, each to hold office until the 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”) and their respective successors are elected and qualified.

2.	The ratification of the selection of Goldstein Schechter Koch, P.A. as the Company’s independent certified public accountants for the fiscal year ending February 28, 2016.

3.	A non-binding advisory vote on the compensation of the named executive officer of the Company.

4.	An advisory vote on a proposal submitted by Eriksen Capital requesting a declassified board structure.

5.	A resolution proposed by Eriksen Capital to repeal any amendments to the Company’s By-Laws, as amended (the “By-Laws”), adopted by the Company’s Board of Directors (the “Board”) without the approval of stockholders after April 22, 2013 (which is the date of the last publicly disclosed amendment to the By-Laws) and prior to the effectiveness of the resolution effecting such repeal.

6.	The transaction of such other business that may properly come before the Annual Meeting.

As of the date of this proxy statement, CCP is the record owner of 10,000 shares of Common Stock and the beneficial owner of an additional 125,322 shares of Common Stock, representing over [6]% of the Common Stock outstanding. CCP is affiliated with ECM, and ECM may be deemed to be the beneficial owner of 17,000 shares of Common Stock held by separately managed accounts (“SMAs”).

Eriksen Capital intends to vote the shares of Common Stock beneficially owned by CCP: (1) “FOR” the election of its director nominees, Tim Eriksen and David W. Pointer (each, a “Nominee”); (2) “FOR” the ratification of the selection of Goldstein Schechter Koch, P.A. as the Company’s independent certified public accountants for the fiscal year ending February 28, 2016; (3) “AGAINST” the approval of the Company’s executive compensation; (4) “FOR” a declassified board structure; and (5) “FOR” the repeal of any amendments to the By-Laws adopted by the Board without the approval of stockholders after April 22, 2013, and prior to the effectiveness of the resolution.

The Company has disclosed that it has set the close of business on [●], 2015 (the “Record Date”), as the record date for determining stockholders entitled to vote at the Annual Meeting.

CCP, ECM and the Nominees are “participants” in this proxy solicitation. Additional information concerning the Nominees is set forth under the caption “Proposal 1—Election of Directors,” and additional information concerning the participants is set forth in Annex A.

ERIKSEN CAPITAL IS CONDUCTING THIS PROXY SOLICITATION AND IS NOT ACTING ON BEHALF OF THE COMPANY OR THE BOARD.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE BOARD BY AUTHORIZING A PROXY TO VOTE FOR EACH PROPOSAL BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED GOLD PROXY CARD.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN.

Do not return any [color] proxy card that you may receive from the Company, even as a protest vote. If you have already submitted a [color] proxy card, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign, date and return the enclosed GOLD proxy card in the postage-paid envelope provided. Only your latest signed and dated proxy will be counted.

This Proxy Statement is dated [●], 2015, and is first being mailed to stockholders, along with the enclosed GOLD proxy card, on or about [●], 2015.

PLEASE VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

IMPORTANT INFORMATION REGARDING THIS PROXY SOLICITATION

Your prompt action is important. Eriksen Capital urges you to vote the enclosed GOLD proxy card TODAY. Your vote is important, no matter how many or how few shares of Common Stock you own. Please send in your GOLD proxy card today.

For additional information or assistance, please contact InvestorCom, Inc., the firm assisting Eriksen Capital in its solicitation of proxies:

InvestorCom, Inc.

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll-free: (877) 972-0090

Banks and brokers call collect: (203) 972-9300

Email: [●]

-i-

ABOUT ERIKSEN CAPITAL

Founded in 2005, ECM provides investment advisory services to individual accounts and private funds. ECM maintains a concentrated portfolio and it applies a highly disciplined, research driven approach to investing. ECM’s main office is located in Lynden, WA. CCP is an investment partnership founded in 2006 that focuses primarily on micro-cap and small cap stocks.

Eriksen Capital is one of the Company’s largest stockholders and, through CCP, the beneficial owner of an aggregate of 135,322 shares of Common Stock, representing over [6]% of the outstanding Common Stock.

REASONS FOR THIS PROXY SOLICITATION

Eriksen Capital believes that the Company’s poor governance and history of underperformance call for directors with the fresh perspectives and sense of urgency necessary to unlock the Company’s full potential. To that end, Eriksen Capital has nominated two experienced and respected individuals who it believes would, consistent with the best interests of the Company, help improve stockholder value and the Company’s operations and corporate governance. Eriksen Capital believes that the Nominees have exceptional qualifications and will bring insightful and experienced voices to the Board.

QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION

The following are some of the questions that you, as a stockholder of the Company, may have about this proxy solicitation and the answers to those questions. The following is not a substitute for the information contained in the remainder of this Proxy Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Proxy Statement. Eriksen Capital urges you to read this entire Proxy Statement (including the annex) carefully before deciding whether to grant a proxy.

Q:	Who is making this solicitation?

A:	Proxies are being solicited by Eriksen Capital. Eriksen Capital is one of the Company’s largest stockholders, with, through CCP, beneficial ownership of an aggregate of 135,322 shares of Common Stock, representing over [6]% of the Common Stock outstanding on the Record Date.

Eriksen Capital provides investment advisory services to individual accounts and private funds. ECM maintains a concentrated portfolio and it applies a highly disciplined, research driven approach to investing. Additional information about Eriksen Capital is set forth under the caption “About Eriksen Capital.”

Q:	What is being voted on at the Annual Meeting?

A:	At the Annual Meeting, the Company’s stockholders will consider and act upon the following matters:

1.	the election of two Class II directors, each to hold office until the 2018 Annual Meeting and their respective successors are elected and qualified;

2.	the ratification of the selection of Goldstein Schechter Koch, P.A. as the Company’s independent certified public accountants for the fiscal year ending February 28, 2016;

3.	a non-binding advisory vote on the compensation of the named executive officer of the Company;

4.	an advisory vote on a proposal submitted by Eriksen Capital requesting a declassified board structure; and

5.	a vote on Eriksen Capital’s proposal to repeal any amendments to the By-Laws adopted by the Board without the approval of stockholders after April 22, 2013 (which is the date of the last publicly disclosed amendment to the By-Laws) and prior to the effectiveness of the resolution effecting such repeal.

Q:	How does Eriksen Capital recommend that I vote?

A:	At the Annual Meeting, Eriksen Capital recommends that you vote:

1.	“FOR” the election of the Nominees, Tim Eriksen and David W. Pointer;

2.	“FOR” the ratification of the selection of Goldstein Schechter Koch, P.A. as the Company’s independent certified public accountants for the fiscal year ending February 28, 2016;

3.	“AGAINST” the approval of the Company’s executive compensation;

4.	“FOR” a declassified board structure; and

5.	“FOR” the repeal of any amendments to the By-Laws adopted by the Board without the approval of stockholders after April 22, 2013, and prior to the effectiveness of the resolution.

Eriksen Capital intends to vote its shares of Common Stock consistent with this recommendation.

Q:	Why is Eriksen Capital soliciting your vote?

A:	Eriksen Capital believes that the Company’s poor governance and history of underperformance call for directors with the fresh perspectives and sense of urgency necessary to unlock the Company’s full potential. To that end, Eriksen Capital has nominated two experienced and respected individuals who it believes would, consistent with the best interests of the Company, help improve stockholder value and the Company’s operations and corporate governance. Eriksen Capital believes that the Nominees have exceptional qualifications and will bring insightful and experienced voices to the Board. Eriksen Capital urges stockholders to support it in this effort by voting “FOR” the Nominees, Tim Eriksen and David W. Pointer.

Additional information concerning the background of, and Eriksen Capital’s reasons for, this proxy solicitation is set forth under the captions “Background of this Proxy Solicitation” and “Reasons for this Proxy Solicitation,” respectively.

Q:	Who are the Nominees?

A:	The Nominees, Tim Eriksen and David W. Pointer, are each highly qualified individuals with a diversity of experience relevant to the Company. The principal occupation and business experience of each Nominee is set forth under the caption “Proposal 1—Election of Directors.”

Q:	Who can vote at the Annual Meeting?

A:	If you are a record or beneficial owner of shares of Common Stock as of the close of business on the Record Date, then you have the right to vote at the Annual Meeting.

Q:	How many shares of Common Stock must be voted in favor of the Nominees to elect them?

A:	Directors of the Company are elected by a plurality of all of the votes cast at the Annual Meeting, assuming a quorum is present. For this purpose, “plurality” means that the individuals receiving the greatest number of votes are elected as directors, up to the maximum number of directors to be elected.

The Company has disclosed that two directors are standing for election at the Annual Meeting. Accordingly, at the Annual Meeting, the two nominees who receive the greatest number of “FOR” votes (among votes properly cast in person or by proxy) will be elected as Class II directors for terms expiring at the 2018 Annual Meeting and until their respective successors have been elected and qualified. A signed proxy that withholds authority with respect to the election of any or all nominees will be counted for purposes of determining whether there is a quorum, but, with respect to any specific nominee, will not be considered to have been voted for such nominee. Broker non-votes, if any, are not considered votes cast and will result in the applicable nominee receiving fewer “FOR” votes for purposes of determining the two nominees receiving the most votes.

Q:	How many shares of Common Stock must be voted in favor of any proposal other than the election of directors that properly comes before the Annual Meeting?

A:	With respect to any proposal other than the election of directors that properly comes before the Annual Meeting, assuming a quorum is present, such proposal will be approved if a majority of the voting power of the issued and outstanding Common Stock entitled to vote on the proposal, present in person or by proxy, is voted “FOR” such proposal. Abstentions have the same effect as a vote “AGAINST” a proposal. Broker non-votes, if any, will be disregarded and have no effect on the outcome of the vote.

Q:	What should I do in order to vote for the Nominees and any other proposals?

A:	If you hold your shares of Common Stock of record in your own name, please authorize a proxy to vote by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.

If your shares of Common Stock are held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, only it can exercise your right to vote your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions on the enclosed GOLD voting instruction form to provide voting instructions to your bank, brokerage firm, dealer, trust company or other nominee. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered by telephone or over the Internet, instructions will be included on the enclosed GOLD voting instruction form.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the Annual Meeting, Eriksen Capital encourages you to vote the enclosed GOLD proxy card TODAY so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the Annual Meeting in person, Eriksen Capital recommends that you sign, date and return a GOLD proxy card so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:	Can I use the GOLD proxy card to vote for any of the Company’s nominees?

A:	No. Under the proxy rules, Eriksen Capital may only solicit proxies in support of the Nominees. If you wish to vote for other nominees, you will need to return the Company’s [color] proxy card or attend the Annual Meeting in person and vote by ballot.

Q:	How do proxies work?

A:	Giving Eriksen Capital your proxy means that you authorize the proxy holders designated by Eriksen Capital to vote your shares of Common Stock at the Annual Meeting according to the directions that you provide. Whether or not you are able to attend the Annual Meeting, Eriksen Capital urges you to vote the enclosed GOLD proxy card TODAY. If you specify a choice with respect to any item by marking the appropriate box on the GOLD proxy card, the shares of Common Stock to which that proxy card relates will be voted in accordance with that specification. If no specification is made, the shares of Common Stock will be voted (1) “FOR” the election of the Nominees, Tim Eriksen and David W. Pointer; (2) “FOR” the ratification of the selection of Goldstein Schechter Koch, P.A. as the Company’s independent certified public accountants for the fiscal year ending February 28, 2016; (3) “AGAINST” the approval of the Company’s executive compensation; (4) “FOR” a declassified board structure; (5) “FOR” the repeal of any amendments to the By-Laws adopted by the Board without the approval of stockholders after April 22, 2013, and prior to the effectiveness of the resolution; and (6) in the proxy holders’ discretion as to any other matters that may properly come before the Annual Meeting and are unknown to Eriksen Capital a reasonable time before the Annual Meeting.

Q:	What is the deadline for submitting proxies?

A:	Proxies can be submitted until the polls are closed at the Annual Meeting. However, to be sure that Eriksen Capital receives your proxy in time to utilize it, please provide your proxy as early as possible.

Q:	May I change my vote?

A:	Yes. Even after you have submitted your proxy, you may change your vote at any time by returning a later dated proxy card or voting at the Annual Meeting by ballot. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Q:	What should I do if I receive a [color] proxy card from the Company?

A:	We urge you to discard any [color] proxy card you receive from the Company. If you submit a GOLD proxy card, do not sign or return a [color] proxy card solicited by the Company or follow any voting instructions provided by the Company unless you want to change your vote. Only your latest signed and dated proxy will count.

Q:	Whom should I contact if I have any questions about Eriksen Capital’s solicitation?

A:	Please call or write InvestorCom, Inc., the firm assisting Eriksen Capital in its solicitation, at:

InvestorCom, Inc.

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll-free: (877) 972-0090

Banks and brokers call collect: (203) 972-9300

Email: [●]

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own.

ERIKSEN CAPITAL RECOMMENDS THAT YOU VOTE FOR ALL OF THE NOMINEES.

Please vote each and every GOLD proxy card and GOLD voting instruction form that you receive as each account must be voted separately.

BACKGROUND OF THIS PROXY SOLICITATION

Eriksen Capital began investing in the Company in November 2013 because it believed that the Common Stock was undervalued.

At the Company’s 2014 Annual Meeting of Stockholders (the “2014 Annual Meeting”) in July 2014, Eriksen Capital withheld its votes in the election of directors out of concern over the Company’s poor governance practices and the composition of the Board. The only director standing for election at the 2014 Annual Meeting did not receive a majority of the votes cast at the meeting and tendered his resignation from the Board in accordance with the Company’s majority voting policy (which policy applies only in uncontested elections of directors). The Board accepted this director’s resignation.

On August 6, 2014, Eriksen Capital sent a letter to the Company expressing the view that the Company should solicit input from its large stockholders regarding the composition of the Board. In this letter, Eriksen Capital noted that Mr. Eriksen was interested in serving as a director. Other than a short reply from Jacob A. Davis, the Chairman of the Board’s Nominating Committee, thanking Mr. Eriksen for his interest in serving on the Board and stating that the Nominating Committee would consider Eriksen Capital’s letter, Eriksen Capital’s letter was ignored.

On August 7, 2014, Eriksen Capital filed a statement on Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing its beneficial ownership of over 5% of the then-outstanding Common Stock.

On November 26, 2014, Eriksen Capital filed an amendment to its Schedule 13D to disclose its beneficial ownership of over 6% of the then-outstanding Common Stock.

On January 12, 2015, the Board unilaterally increased the size of the Board to five directors and appointed Dwight P. Aubrey and John F. Chiste as directors. Messrs. Aubrey and Chiste were never approved by stockholders prior to joining the Board.

On January 22, 2015, Eriksen Capital sent a letter to the Board and issued a press release expressing its concern with the recent changes to the composition of the Board.

On February 4, 2015, Eriksen Capital made a request to inspect certain books and records of the Company, as permitted by applicable law. This request was rejected by the Company.

On March 9, 2015, Eriksen Capital made a new request to inspect certain books and records of the Company, as permitted by applicable law. The Company ultimately complied with this request.

On April 7, 2015, Eriksen Capital made a proposal to the Company to avoid a proxy contest at the Annual Meeting. This proposal provided for, among other things, certain changes to the composition of the Board and the implementation of certain governance changes. These governance changes were (1) the separation of the role of Chairman of the Board and Chief Executive Officer; (2) the submission of a binding proposal at the Annual Meeting to declassify the Board; and (3) the submission of a binding proposal at the Annual Meeting to eliminate the supermajority stockholder approval requirements in the Company’s certificate of incorporation and By-Laws. The Board rejected this proposal.

PROPOSAL 1—ELECTION OF DIRECTORS

The Company has disclosed that two directors are standing for election at the Annual Meeting. Accordingly, at the Annual Meeting, the two nominees who receive the greatest number of  “FOR” votes (among votes properly cast in person or by proxy) will be elected as Class II directors for terms expiring at the 2018 Annual Meeting and until their respective successors have been elected and qualified. Eriksen Capital is seeking your support at the Annual Meeting to elect the Nominees, Tim Eriksen and David W. Pointer.

The Nominees have furnished the following information regarding their principal occupations and certain other matters. The ages of the nominees are given as of May 20, 2015. Each of the nominees is a citizen of the United States of America.

Tim Eriksen, age 46, founded ECM, a Lynden, Washington based investment advisory firm, in 2005. Mr. Eriksen is the Managing Member of ECM and CCP, a hedge fund founded in 2006 that focuses primarily on micro-cap and small cap stocks. Prior to founding ECM, Mr. Eriksen worked for Walker’s Manual, Inc., a publisher of books and newsletters on micro-cap stocks, unlisted stocks and community banks. Earlier in his career, Mr. Eriksen worked for Kiewit Pacific Co, a subsidiary of Peter Kiewit Sons, as an administrative engineer on the Benicia Martinez Bridge project. Mr. Eriksen received a B.A. from The Master’s College and an M.B.A. from Texas A&M University.

CCP believes that Mr. Eriksen’s extensive financial expertise, including knowledge of unlisted micro-cap companies and capital allocation, would be of substantial value to the Board. In addition, CCP believes that Mr. Eriksen would add a unique element to the Board as an officer of one of the Company’s largest institutional stockholders, allowing the Board to receive ongoing feedback from the perspective of a major outside stockholder.

David W. Pointer, age 45, is the founder and managing partner of VI Capital Management, LLC (“VICM”). VICM was founded on January 1, 2008, and is the general partner for VI Capital Fund, LP, a value oriented investment limited partnership. Prior to founding VICM, Mr. Pointer served as Senior Vice President and Senior Portfolio Manager for ICM Investment Management (“ICM”). Prior to ICM, Mr. Pointer served as a Portfolio Manager for Invesco, Inc., where he worked with a senior partner in managing two mutual funds with assets in excess of $15 billion. Mr. Pointer has been a member of the Board of Directors of CompuMed, Inc., a healthcare services company, since January 2014 (and has served as Chairman of the Board since November 2014); and ALCO Stores, Inc., a publicly traded retailer in liquidation (“ALCO”), since September 2014. In November 2014, ALCO filed a voluntary petition for relief in the U.S. Bankruptcy Court seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. Mr. Pointer has an M.B.A. from the University of Pennsylvania and holds the Chartered Financial Analyst designation.

CCP believes that Mr. Pointer’s experience as a director at other companies and his ability to relate to the broader investment community would be of substantial value to the Board.

ERIKSEN CAPITAL URGES YOU TO VOTE FOR THE ELECTION OF THE NOMINEES, TIM ERIKSEN AND DAVID W. POINTER, ON THE ENCLOSED GOLD PROXY CARD TODAY.

Even if all of the Nominees are elected, they will not constitute a majority of the Board. The Nominees will not alone be able to cause the Company to take any action. However, the Nominees expect to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing their respective experiences and working constructively with the other Board members, the Nominees believe that they can effect positive change at the Company. If elected, Eriksen Capital expects the Nominees to advocate for improvements to the Company’s corporate governance, including repealing the classification of the Board. Eriksen Capital is not aware of any plans by the Nominees to take any specific actions if elected to the Board, but understands that the Nominees intend to advocate for a repeal of the classification of the Board.

There can be no assurance that if any of the Nominees are elected any other members of the Board who are not the Nominees will serve with the Nominees.

Except as set forth in this Proxy Statement, Eriksen Capital believes that each Nominee is independent within the meaning of the rules of The NASDAQ Stock Market and is not currently affiliated with the Company or any of its subsidiaries. Eriksen Capital has no knowledge of any facts that would prevent the determination that each of the Nominees is independent in accordance with the corporate governance standards of the Company, the pertinent listing standards of The NASDAQ Stock Market and any applicable legal requirement. Consequently, Eriksen Capital believes that if the Nominees are elected, a majority of the directors will be independent within the meaning of the rules of The NASDAQ Stock Market and there will be a sufficient number of independent directors to serve on the Board’s Audit Committee, Compensation Committee and Nominating Committee. If the Nominees are elected, the composition of the Board’s committees will be determined by the Board.

Each of the Nominees has consented to being named as a nominee in this Proxy Statement and to serve as a director of the Company if elected. Eriksen Capital does not expect that any of the Nominees will be unable to stand for election to the Board or to serve as a director if elected. In the event that a vacancy in Eriksen Capital’s slate of nominees should occur because any Nominee is unable to serve or for good cause will not serve, CCP may appoint a substitute candidate that it selects and the shares of Common Stock represented by the enclosed GOLD proxy card will be voted for such substitute nominee. If CCP appoints a substitute nominee, Eriksen Capital will make a filing with the SEC that (1) identifies such substitute nominee; (2) discloses that such substitute nominee has consented to being named in this Proxy Statement, as supplemented, and to serve as a director of the Company if elected; and (3) includes the information with respect to such substitute nominee required to be disclosed under the SEC’s proxy rules. In the event that the Company refuses to permit a substitute nominee as contemplated by this paragraph by reason of the By-Laws or otherwise, Eriksen Capital reserves the right to challenge such By-Laws or the application of such By-Laws to such substitute nominee or take other action in an appropriate legal proceeding.

CCP reserves the right to nominate additional nominees if the Company (1) purports to increase the number of directorships; or (2) makes or announces any changes to the By-Laws or takes or announces any other action that that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees. To the extent that the Company proposes to put up for election more than two nominees at the Annual Meeting, CCP reserves the right to nominate an equal number of additional persons, which CCP believes would be an available remedy under Delaware law in response to any attempt by the Company to interfere with the voting rights of the Company’s stockholders. Additional nominations made pursuant to the foregoing are without prejudice to the position of CCP that any attempt to change the size of the Board or disqualify any of the Nominees or any substitute or additional alternate nominees through amendments to the By-Laws or otherwise would constitute unlawful manipulation of the Company’s corporate machinery. If CCP appoints an additional nominee, it will make a filing with the SEC that (1) identifies such additional nominee; (2) discloses that such additional nominee has consented to being named in this Proxy Statement, as supplemented, and to serve as a director of the Company if elected; and (3) includes the information with respect to such additional nominee required to be disclosed under the SEC’s proxy rules. CCP reserves the right to challenge any action by the Company that has, or if consummated would have, the effect of disqualifying any Nominee or substitute or additional nominee.

To the extent that only two directorships are up for election at the Annual Meeting, Eriksen Capital will use proxies solicited only to vote for the Nominees (or any substitute nominee, as described above). If CCP substitutes a nominee or proposes an additional nominee, CCP will make the filings with the SEC described above. Only then will the shares of Common Stock represented by the enclosed GOLD proxy card be voted for any substitute nominee or additional nominee.

If elected, the Nominees, together with the other directors of the Company, will be responsible for managing the business and affairs of the Company. Each director of the Company has an obligation to comply with his or her fiduciary duties under Delaware law. It is possible that circumstances may arise in which the interests of Eriksen Capital, on the one hand, and the interests of other stockholders of the Company, on the other hand, may differ. In that case, Eriksen Capital expects the Nominees to fully discharge their fiduciary obligations to the Company and its stockholders under Delaware law.

The Nominees will not receive any compensation from Eriksen Capital for their services as directors of the Company if elected. Each of the Nominees, if elected, will be entitled to receive from the Company compensation paid by the Company to its non-employee directors. The compensation currently paid by the Company to its non-employee directors is described in the Company’s definitive proxy statement filed with the SEC on [●], 2015 (the “Company Proxy Statement”).

PROPOSAL 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As discussed in further detail in the Company Proxy Statement, the Audit Committee of the Board has appointed Goldstein Schechter Koch, P.A. as the Company’s independent certified public accountants for the fiscal year ending February 28, 2016. The Company is submitting the appointment of Goldstein Schechter Koch, P.A. for ratification by the stockholders at the Annual Meeting.

Additional information regarding this proposal is contained in the Company Proxy Statement.

Eriksen Capital recommends that you vote “FOR” this proposal. Eriksen Capital intends to vote its shares of Common Stock “FOR” this proposal.

PROPOSAL 3—ADVISORY VOTE ON THE COMPANY’S EXECUTIVE COMPENSATION

As discussed in further detail in the Company Proxy Statement, and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company has proposed an advisory vote to approve the compensation of the Company’s named executive officer as described in the Company Proxy Statement. This is often referred to as a “say-on-pay” vote, and provides stockholders with the ability to cast a vote with respect to the Company’s executive compensation programs and policies and the compensation paid to the named executive officer as disclosed in the Company Proxy Statement. This advisory vote on the Company’s executive compensation is not binding on the Board.

Additional information regarding this proposal is contained in the Company Proxy Statement.

Eriksen Capital strongly objects to the employment agreement entered into by the Company with Shevach Saraf, the Company’s Chief Executive Officer, in 2000. In particular, the employment agreement was not indexed for either inflation or growth in book value. Where originally a 10% return on equity was necessary before Mr. Saraf began to earn a bonus of 15% of pre-tax income, it has now declined to just a 2% return on equity hurdle. The employment agreement also provides for automatic renewals.

Eriksen Capital recommends that you vote “AGAINST” this proposal. Eriksen Capital intends to vote its shares of Common Stock “AGAINST” this proposal.

PROPOSAL 4—ERIKSEN CAPITAL’S PROPOSAL REQUESTING A DECLASSIFIED BOARD

Eriksen Capital submitted the following proposal for consideration at the Annual Meeting. This proposal urges the Board to take all necessary steps (other than any steps that must be taken by the stockholders) to eliminate the classification of the Board and to require that all directors be elected on an annual basis.

RESOLVED, that the stockholders of the Company urge the Board to take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the Board and to require that all directors be elected on an annual basis

Eriksen Capital acknowledges that there are circumstances in which it may be beneficial for a company to have a classified board of directors. For example, a classified board reduces a company’s vulnerability to certain potentially abusive takeover tactics by encouraging potential acquirers to negotiate at arms-length with the company’s board of directors. Eriksen Capital believes that the benefits of the Board being classified are more than outweighed by the costs imposed on stockholders.

Eriksen Capital believes that, as a matter of good corporate governance, all directors should be elected annually. Eriksen Capital recommends that you vote “FOR” this proposal. Eriksen Capital intends to vote its shares of Common Stock “FOR” this proposal.

PROPOSAL 5—ERIKSEN CAPITAL’S BY-LAW RESTORATION PROPOSAL

Pursuant to the Company’s Certificate of Incorporation and By-Laws, the Board has the power to adopt, amend and repeal the By-Laws by a vote of the majority of the Board at any regular or special meeting of the Board. As of the date of this Proxy Statement, Eriksen Capital is not aware of any decision by the Board to adopt, amend or repeal any provision of the By-Laws since April 22, 2013 (which is the date of the last publicly disclosed amendment to the By-Laws), but it is possible that, following the date of this Proxy Statement and prior to the adoption of this resolution, such an amendment could be adopted by the Board or become effective. Such an amendment could negatively impact Eriksen Capital’s ability to solicit or obtain proxies from stockholders or otherwise adversely affect the ability of stockholders to vote on Proposal 1. Eriksen Capital would like to ensure that stockholders have the ability to elect the Nominees at the Annual Meeting.

Although adoption of this proposal could have the effect of repealing previously undisclosed amendments to the By-Laws without considering the beneficial nature, if any, of such amendments to the stockholders, it would not repeal any such amendments that were approved by stockholders.

Proposal 5 provides for the adoption of the following resolution:

RESOLVED, that each provision or amendment of the By-Laws adopted by the Board without the approval of the Company’s stockholders after April 22, 2013 (purportedly the last date of reported changes) and prior to the approval of this resolution be, and hereby is, repealed, effective as of the time this resolution is approved by the Company’s stockholders.

Eriksen Capital recommends that you vote “FOR” this proposal. Eriksen Capital intends to vote its shares of Common Stock “FOR” this proposal.

VOTING AND PROXY PROCEDURES

Securities Entitled to Vote

Based on information publicly disclosed by the Company, the shares of Common Stock constitute the only class of outstanding voting securities of the Company. Accordingly, only holders of shares of Common Stock as of the close of business on the Record Date are entitled to vote at the Annual Meeting. Each share of Common Stock entitles its holder to one vote. There are no cumulative voting rights. The Company has disclosed that [●] shares of Common Stock were outstanding and entitled to vote as of the close of business on the Record Date. If you are a stockholder of record as of the Record Date, you will retain your right to vote at the Annual Meeting even if you sell your shares of Common Stock after the Record Date.

Quorum

The presence, in person or by proxy, of holders of a majority of the shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum. Your shares of Common Stock will be counted toward the quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank, brokerage firm, dealer, trust company or other nominee) or if you vote in person by ballot at the Annual Meeting. Abstentions, broker non-votes and votes withheld will be counted toward the quorum requirement. If a quorum is not present or represented at the Annual Meeting, the stockholders entitled to vote at the meeting may adjourn the Annual Meeting.

Vote Required

Directors of the Company are elected by a plurality of all the votes cast at the Annual Meeting, assuming a quorum is present. For this purpose, “plurality” means that the individuals receiving the greatest number of votes are elected as directors, up to the maximum number of directors to be elected. The Company has disclosed that two directors are standing for election at the Annual Meeting. Accordingly, at the Annual Meeting, the two nominees who receive the greatest number of  “FOR” votes (among votes properly cast in person or by proxy) will be elected as Class II directors for terms expiring at the 2018 Annual Meeting and until their successors have been duly elected and qualified. A signed proxy that withholds authority with respect to the election of any or all nominees will be counted for purposes of determining whether there is a quorum, but, with respect to any specific nominee, will not be considered to have been voted for such nominee. Broker non-votes, if any, are not considered votes cast and will result in the applicable nominee receiving fewer “FOR” votes for purposes of determining the two nominees receiving the most votes.

By voting using the enclosed GOLD proxy card, you will only be able to vote for the Nominees. If you wish to vote for a different slate of nominees, you will need to return the Company’s [color] proxy card or attend the Annual Meeting in person and vote by ballot. If your shares of Common Stock are held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, you will not be able to vote in person by ballot at the Annual Meeting unless you have previously requested and obtained a “legal proxy” from your bank, brokerage firm, dealer, trust company or other nominee and present it at the Annual Meeting.

With respect to any proposal other than the election of directors that properly comes before the Annual Meeting, assuming a quorum is present, such proposal will be approved if a majority of the voting power of the issued and outstanding Common Stock entitled to vote on the proposal, present in person or by proxy, is voted “FOR” such proposal. Abstentions have the same effect as a vote “AGAINST” a proposal. Broker non-votes, if any, will be disregarded and have no effect on the outcome of the vote.

Eriksen Capital currently intends to deliver this Proxy Statement and a GOLD proxy card to a sufficient number of holders of shares of Common Stock to elect the Nominees and approve its stockholder proposals.

Pursuant to applicable SEC rules, the Company is required to announce the preliminary or final voting results within four business days of the Annual Meeting by means of a Current Report on Form 8-K filed with the SEC.

Voting by Proxy

Please authorize a proxy to vote by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided TODAY.

If you hold your shares of Common Stock in more than one account, you will receive a GOLD proxy card for each account. To ensure that all of your shares of Common Stock are voted, please sign, date and return the GOLD proxy card for each account.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the Annual Meeting, Eriksen Capital encourages you to vote the enclosed GOLD proxy card today so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the Annual Meeting in person, Eriksen Capital recommends that you vote your GOLD proxy card so that your vote will be counted if you later decide not to attend the Annual Meeting.

The enclosed GOLD proxy card may be signed only by holders of record of shares of Common Stock as of the close of business on the Record Date. If you were a stockholder of record as of the close of business on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell some or all of your shares of Common Stock after the Record Date. Accordingly, it is important that you vote all of the shares of Common Stock held by you as of the close of business on the Record Date, or grant a proxy to vote your shares of Common Stock on the enclosed GOLD proxy card, even if you sell some or all of your shares of Common Stock after the Record Date.

If you are a beneficial owner of shares of Common Stock held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, these proxy materials are being forwarded to you by your bank, brokerage firm, dealer, trust company or other nominee. As a beneficial owner, you must instruct your broker, dealer, trustee or nominee how to vote. Your broker, dealer, trustee or nominee cannot vote your shares of Common Stock on your behalf without your instructions.

If you are a beneficial owner of shares of Common Stock held in “street name” and do not provide voting instructions to your bank, brokerage firm, dealer, trust company or other nominee, your shares of Common Stock will not be voted on any proposal on which your bank, brokerage firm, dealer, trust company or other nominee does not have or does not exercise discretionary authority to vote, such as a non-routine matter for which you do not provide voting instructions. This is referred to as a “broker non-vote.” Eriksen Capital believes that due to the contested nature of the election at the Annual Meeting, all of the matters to be voted on at the Annual Meeting are considered non-routine. Accordingly, banks, brokerage firms, dealers, trust companies and other nominees will be unable to exercise discretionary voting authority with respect to any of the proposals to be voted on at the Annual Meeting.

Depending upon your bank, brokerage firm, dealer, trust company or other nominee, you may be able to vote either by telephone or over the Internet. Please refer to the enclosed GOLD voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting instruction form.

Because a beneficial owner is not the stockholder of record, if you wish to vote your shares of Common Stock in person by ballot at the Annual Meeting, you must obtain a “legal proxy” from the bank, brokerage firm, dealer, trust company or other nominee that holds your shares of Common Stock.

IMPORTANT

Regardless of how many shares of Common Stock you own, your vote is very important. Please vote by signing, dating and returning the enclosed GOLD proxy card.

Please vote each GOLD proxy card that you receive as each account must be voted separately.

Do not return any [color] proxy card that you may receive from the Company, even as a protest vote. If you have already submitted a [color] proxy card, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign, date and return the enclosed GOLD proxy card in the postage-paid envelope provided. Only your latest signed and dated proxy will be counted.

Attending the Annual Meeting

You are entitled to attend the Annual Meeting if you are a stockholder of record as of the close of business on the Record Date.

If you are a beneficial owner of shares of Common Stock held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, your name will not appear in the Company’s register of stockholders. Those shares of Common Stock are held in the name of your bank, brokerage firm, dealer, trust company or other nominee on your behalf. In order for you to attend the Annual Meeting, you must bring a letter or account statement showing that you beneficially own the shares of Common Stock held by your bank, brokerage firm, dealer, trust company or other nominee. To ensure that your shares of Common Stock are voted at the Annual Meeting, you should promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a GOLD proxy card is submitted on your behalf.

Please refer to the Company Proxy Statement for additional information about attending the Annual Meeting, including any requirements to gain admission to the Annual Meeting.

Revocation of Proxies

If you are a record owner of shares of Common Stock as of the close of business on the Record Date and have mailed a proxy card to the Company, you may revoke that card before it is voted at the Annual Meeting by mailing a signed GOLD proxy card bearing a date later than the proxy card that you delivered to the Company either to Eriksen Capital in care of InvestorCom, Inc., 65 Locust Avenue, Suite 302, New Canaan, CT 06840, or to such address as the Company may provide. Only your latest signed and dated proxy will count and will serve as a revocation of any prior proxy submitted. Proxies may also be revoked at any time prior to being voted at the Annual Meeting by: (1) attending the Annual Meeting and voting in person by ballot (attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or (2) delivering a written notice of revocation. A written revocation may be in any form validly signed by the record holder or an authorized agent of the record holder as long as it clearly states that the proxy previously given is no longer effective. A written notice of revocation may be delivered either to Eriksen Capital in care of InvestorCom, Inc., 65 Locust Avenue, Suite 302, New Canaan, CT 06840, or to such address as the Company may provide. Although a revocation is effective if delivered to the Company, Eriksen Capital requests that you mail or deliver either the original or a copy of any revocation to Eriksen Capital in care of InvestorCom, Inc., 65 Locust Avenue, Suite 302, New Canaan, CT 06840. Eriksen Capital may contact stockholders who have revoked their proxies.

If your shares of Common Stock are held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee and you wish to revoke a proxy card, you must return a later dated proxy to your bank, brokerage firm, dealer, trust company or other nominee. Only your latest signed and dated proxy will count. You may also revoke a proxy at any time before it is voted at the Annual Meeting by attending the Annual Meeting and voting in person by ballot (attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy). You will also need to obtain a “legal proxy” from the bank, brokerage firm, dealer, trust company or other nominee that holds your shares of Common Stock in order to vote in person by ballot at the Annual Meeting.

By submitting your proxy to Eriksen Capital by signing and dating the enclosed GOLD proxy card, you are revoking all prior proxies that you have previously given with respect to the Annual Meeting.

SOLICITATION OF PROXIES

The initial solicitation of proxies by mail may be supplemented by telephone, fax, email, newspapers and other publications of general distribution, through the Internet, and by personal solicitation by Eriksen Capital and the persons listed on Annex A who are “participants” in the solicitation of proxies. No additional compensation for soliciting proxies will be paid to such participants for their proxy solicitation efforts.

Eriksen Capital has retained InvestorCom, Inc. (“InvestorCom”) for solicitation and advisory services in connection with the solicitation of proxies, for which Investorcom is to receive a fee of up to $25,000. Up to 30 people may be employed by InvestorCom in connection with the solicitation of proxies. Eriksen Capital has also agreed to reimburse InvestorCom for out-of-pocket expenses and to indemnify InvestorCom against certain liabilities and expenses, including reasonable legal fees and related charges. InvestorCom will solicit proxies from individuals, banks, brokerage firms, dealers, trust companies, other nominees and other institutional holders.

Eriksen Capital’s expenses related to the solicitation of proxies are currently estimated to be approximately $100,000, of which approximately $25,000 has been incurred to date. Such costs include, among other things, expenditures for attorneys, public relations advisors, proxy solicitors, printing, advertising, postage and other miscellaneous expenses and fees. The entire expense of soliciting proxies by or on behalf of Eriksen Capital is being borne by Eriksen Capital. Banks, brokerage firms, dealers, trust companies and other nominees will be requested to forward solicitation materials to beneficial owners of shares of Common Stock. Eriksen Capital will reimburse banks, brokerage firms, dealers, trust companies and other nominees for their reasonable expenses for sending solicitation material to beneficial owners.

To the extent legally permissible, if successful in the election of one or more of the Nominees, Eriksen Capital currently intends to seek reimbursement from the Company for the costs of this solicitation. Eriksen Capital does not currently intend to submit the question of such reimbursement to a vote of the stockholders of the Company.

OTHER MATTERS

Miscellaneous

Except as set forth in this Proxy Statement, Eriksen Capital is not aware of any other proposals to be considered at the Annual Meeting. However, if Eriksen Capital learns of any other proposals made a reasonable time before the Annual Meeting, Eriksen Capital will either supplement this Proxy Statement and provide stockholders with an opportunity to vote by proxy directly on the proposal or will not exercise discretionary authority with respect to the proposal. If other proposals are made thereafter, the persons named as proxies on the GOLD proxy card will vote such proxies in their discretion on such proposals.

Interests of Participants in the Solicitation

This proxy solicitation is being conducted by Eriksen Capital. The information in this Proxy Statement and in Annex A about the other persons listed on Annex A who are “participants” in the solicitation of proxies by Eriksen Capital was provided by that participant.

Important Notice Regarding the Availability of Proxy Materials of Eriksen Capital for the Annual Meeting of Stockholders of Solitron Devices, Inc. to be held on [●], 2015:

This Proxy Statement and the GOLD proxy card are available at [website].

Certain Information Regarding the Company

Based on information publicly disclosed by the Company, the Company’s principal executive office is located at 3301 Electronics Way, West Palm Beach, FL 33407.

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is required to file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company with the SEC may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a website (www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.

Eriksen Capital has omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company Proxy Statement in reliance on Rule 14a-5(c) of the Exchange Act. Such disclosure includes (1) interests of certain persons in matters to be acted upon, other than Eriksen Capital and the Nominees; (2) voting securities and principal holders thereof, other than Eriksen Capital and the Nominees; (3) information regarding directors and executive officers, other than the Nominees; and (4) compensation of directors and executive officers. Eriksen Capital was not involved in the preparation of the Company Proxy Statement, and cannot reasonably confirm the accuracy or completeness of certain information contained in the Company Proxy Statement.

Except as otherwise stated in this Proxy Statement, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Eriksen Capital has no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement that are made in reliance upon publicly available information are inaccurate or incomplete, to date (1) Eriksen Capital has not had access to the books and records of the Company related to such information and statements; (2) was not involved in the preparation of such information; and (3) is not in a position to verify such information and statements. All information relating to any person other than the participants is based only on the knowledge of Eriksen Capital.

Stockholder Proposals For the 2016 Annual Meeting

The Company Proxy Statement discloses the following information related to the submission of stockholder proposals for the 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”):

In accordance with the provisions of Rule 14a-8(e) of the Exchange Act, proposals of stockholders intended to be presented at the 2016 Annual Meeting must be received by [●], 2016, to be eligible for inclusion in the Company’s proxy statement and form of proxy for that meeting.

If a stockholder desires to nominate a candidate for election to the Board, such stockholder must submit the nomination in compliance with the By-Laws not less than 30 days prior to the 2016 Annual Meeting.

Other stockholder proposals not made in accordance with the provisions of Rule 14a-8 must be submitted to the Board in compliance with the By-Laws not less than 30 days prior to the 2016 Annual Meeting.

Please refer to the Company Proxy Statement for additional information on these matters.

FORWARD-LOOKING STATEMENTS

This Proxy Statement may contain certain statements that are “forward looking” in nature, and stockholders should be aware that any such forward-looking statements are only predictions and subject to risks and uncertainties that exist in the business environment that could render actual outcomes and results materially different from that predicted. In some cases, such forward-looking statements may be identified by terminology such as “may,” “will,” “could,” “should,” “plans,” “expects,” “intends” or “believes” or the negative of such terms or other comparable terminology. You should not place undue reliance on any such statements, and any forward-looking statements made in this Proxy Statement are qualified in their entirety by these cautionary statements. There can be no assurance that the actual results or developments anticipated by Eriksen Capital will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business, operations or financial condition. Except to the extent required by applicable law, Eriksen Capital undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

OTHER INFORMATION

This Proxy Statement is dated [●], 2015. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

YOUR PROMPT ACTION IS IMPORTANT. ERIKSEN CAPITAL URGES YOU TO VOTE THE ENCLOSED GOLD PROXY CARD TODAY.

ANNEX A

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION

Under applicable SEC rules and regulations, the Nominees and certain other persons are “participants” with respect to Eriksen Capital’s solicitation of proxies. The following sets forth certain information about the persons and entities who are participants. Each natural person who is a participant is a citizen of the United States of America.

Certain Information Concerning the Nominees

There are no material legal proceedings in which any of the Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which such Nominees or associates have a material interest adverse to the Company or any of its subsidiaries. There are no family relationships among the Nominees or between any of the Nominees and any director or executive officer of the Company.

Except as disclosed in this Proxy Statement, none of the Nominees has been involved in any legal proceedings in the preceding ten years described in Item 401(f) of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”). Except as disclosed in this Proxy Statement, there are no arrangements or understandings between any of the Nominees and any other party pursuant to which any such Nominee was or is to be selected as a director or nominee. Except as disclosed in this Proxy Statement, none of the Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

The following table sets forth the names and business addresses of the Nominees, as well as the names and principal business addresses of the corporation or other organization in which the principal occupations or employment of the Nominees is carried on. The principal occupations or employment of the Nominees are set forth under the caption “Proposal 1—Election of Directors.”

Name	Business Address
Tim Eriksen	Eriksen Capital Management, LLC 567 Wildrose Circle Lynden, WA 98264
David W. Pointer	VI Capital Management, LLC P.O. Box 402 Newman Lake, WA 99025

Indemnification Agreements with Certain Participants

ECM has entered into substantially identical indemnity and nominee letter agreements (the “Nominee Agreements”) with the Nominees pursuant to which it has agreed to indemnify the Nominees, to the fullest extent permitted by Delaware and other applicable law, against, and to hold the Nominees harmless from, any and all liabilities, losses, claims, damages, suits, actions, judgments and reasonable costs and expenses actually incurred by the Nominees (including reasonable and documented attorneys’ fees and expenses) (collectively, “Losses”) asserted against, resulting from, imposed upon, or incurred or suffered by such Nominees, directly or indirectly, based upon, arising out of or relating to (a) serving as a nominee of ECM and its affiliates; (b) being a “participant in a solicitation” (as defined in the rules and regulations under the Exchange Act) in connection with the solicitation of proxies by ECM and its affiliates; and (c) being otherwise involved in the solicitation of proxies by ECM and its affiliates. However, ECM is not obligated to indemnify the Nominees for (i) any action taken or omission by the Nominees or on their behalf that occurs subsequent to certification of the results relating to the solicitation of proxies by ECM and its affiliates or such earlier time as any such Nominee is no longer a serving as a nominee of ECM; or (ii) any actions taken or inactions by the Nominees as a director of the Company, if the Nominees are elected. In addition, ECM is not obligated to indemnify the Nominees to the extent of any Losses that (A) arise out of any materially inaccurate written information supplied by the Nominees or on their behalf for inclusion in any filings made with any federal or state governmental agency, including any materials related to the solicitation of proxies by ECM and its affiliates; or (B) are found in a final judgment by a court, not subject to further appeal, to have resulted from bad faith or willful misconduct on the part of the Nominees. Finally, ECM has agreed to reimburse the Nominees for their reasonable and documented out-of-pocket expenses (including travel expenses) directly related to their participation in any solicitation of proxies by ECM and its affiliates.

A-1

Information Concerning CCP and its Affiliates

CCP is a Washington limited liability company. The principal address of CCP is 567 Wildrose Circle, Lynden, WA 98264. The principal business of CCP is to act as a private investment partnership.

ECM is a Washington limited liability company. The principal address of ECM is 567 Wildrose Circle, Lynden, WA 98264. The principal business of ECM is to act as a registered investment adviser. ECM acts as an investment advisor to certain SMAs. ECM does not own any shares of Common Stock held by these SMAs and cannot vote such shares. However, by virtue of ECM’s investment advisory agreement with these SMAs, ECM may be deemed to beneficially own any shares of Common Stock held by these SMAs. ECM disclaims beneficial ownership of such shares for all other purposes.

Mr. Eriksen is the Managing Member of CCP and ECM. Mr. Eriksen may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by CCP and ECM, and may be deemed to be the indirect beneficial owner of the Shares. Mr. Eriksen disclaims beneficial ownership of such shares for all other purposes.

Information Regarding Ownership of Common Stock by the Participants

The Nominees have beneficial ownership of shares of Common Stock as set forth in the table below. No associates of the Nominees beneficially own any shares of Common Stock. None of the participants or any of their respective associates owns any shares of Common Stock of record that such person or entity does not own beneficially. None of the participants or any of their respective associates beneficially own any other securities of the Company.

Name	Number of Shares of Common Stock
Tim Eriksen	154,622	(1)
David W. Pointer	—

(1)	Mr. Eriksen may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by CCP and ECM, and may be deemed to be the indirect beneficial owner of the Shares. Mr. Eriksen disclaims beneficial ownership of such shares for all other purposes.

A-2

Transactions in the Company’s Securities by the Participants

During the two years prior to May 20, 2015, the participants purchased or sold the following securities of the Company. Except as disclosed in this Proxy Statement, none of the purchase price or market value of the securities listed below is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Tim Eriksen

Date of Transaction	Number of Shares	Nature of Transaction
03/11/2015	230	(1)
03/17/2015	100	(1)
03/18/2015	970	(1)
03/25/2015	1,000	(1)

(1)	Open market purchase of shares of Common Stock.

David W. Pointer

Date of Transaction	Number of Shares	Nature of Transaction
—	—	—

Transactions by CCP

Date of Transaction	Number of Shares	Nature of Transaction
11/13/2013	2,500	(1)
11/14/2013	759	(1)
11/19/2013	1,741	(1)
11/26/2013	1,000	(1)
01/06/2014	10	(1)
01/30/2014	100	(1)
02/03/2014	3,890	(1)
02/03/2014	2,010	(1)
02/06/2014	662	(1)
02/24/2014	1,338	(1)
03/04/2014	500	(1)
03/24/2014	2,500	(1)
06/20/2014	7,600	(1)
06/24/2014	1,286	(1)
06/25/2014	3,703	(1)
06/27/2014	1,011	(1)
06/30/2014	300	(1)
07/01/2014	5,400	(1)
07/07/2014	14,102	(1)
07/10/2014	898	(1)
07/11/2014	2,892	(1)
07/14/2014	200	(1)
07/14/2014	800	(1)
07/18/2014	2,300	(1)
07/21/2014	500	(1)
07/22/2014	500	(1)
07/23/2014	2,000	(1)
07/29/2014	33,500	(1)

A-3

Date of Transaction	Number of Shares	Nature of Transaction
07/31/2014	9,000	(1)
08/05/2014	1,900	(1)
08/06/2014	5	(1)
08/08/2014	10,095	(1)
08/11/2014	2,300	(1)
10/01/2014	2,000	(1)
10/15/2014	400	(1)
11/19/2014	7,500	(1)
02/20/2015	4,720	(1)
02/27/2015	100	(1)
03/02/2015	3,300	(1)

__________________

(1)	Open market purchase of shares of Common Stock.

Transactions by ECM

Date of Transaction	Number of Shares	Nature of Transaction
07/09/2014	800	(1)
07/11/2014	2,000	(1)
07/11/2014	500	(1)
07/14/2014	500	(1)
07/25/2014	3,000	(1)
09/19/2014	1,000	(1)
09/22/2014	500	(1)
09/24/2014	500	(1)
10/14/2014	100	(1)
11/04/2014	845	(1)
12/18/2014	700	(1)
01/15/2015	458	(1)
01/16/2015	42	(1)
01/22/2015	500	(1)
03/13/2015	1,055	(1)
03/13/2015	2,500	(1)
04/02/2015	2,000	(1)

__________________

(1)	Open market purchase of shares of Common Stock on behalf of an SMA.

Miscellaneous Information Concerning the Participants

Except as described in this Annex A or in this Proxy Statement, neither any participant nor any of his respective associates or affiliates (together, the “Participant Affiliates”) (1) is either a party to any transaction or series of transactions since May 1, 2014, or has knowledge of any currently proposed transaction or series of proposed transactions, (a) to which the Company or any of its subsidiaries was or is to be a participant; (b) in which the amount involved exceeds $120,000; and (c) in which any participant or Participant Affiliate had, or will have, a direct or indirect material interest; or (2) has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter presently expected by Eriksen Capital to be acted upon at the Annual Meeting. Furthermore, except as described in this Annex A or this Proxy Statement, no participant or Participant Affiliate (1) directly or indirectly beneficially owns any securities of the Company or any securities of any subsidiary of the Company, or (2) has had any relationship with the Company in any capacity other than as a stockholder.

A-4

Except as described in this Annex A or in this Proxy Statement, no participant or Participant Affiliate has entered into any agreement or understanding with any person with respect to any future employment by the Company or any of its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Except as described in this Annex A or in this Proxy Statement, there are no contracts, arrangements or understandings by any participant or Participant Affiliate since May 1, 2014, with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, consents or authorizations.

Each of Eriksen Capital and the Nominees may be deemed to have an interest in the election of the Nominees directly or indirectly through the record or beneficial ownership of shares of Common Stock or the Nominee Agreements. The Nominees may be deemed to have an interest in their election to the Board by virtue of the compensation and indemnification that they will, or will be entitled to, receive from the Company if elected as directors.

Except as described in this Annex A or in this Proxy Statement, there are no arrangements, agreements or understandings between or among the participants or between or among participants and any other persons or entities in connection with the election of the Nominees, and none of the participants will receive additional compensation from Eriksen Capital in connection with the election of the Nominees.

Except as described in this Annex A or in this Proxy Statement, there are no material proceedings in which the Nominees or any of their respective associates is a party adverse to the Company or any of its subsidiaries, or material proceedings in which such Nominee or associate has a material interest adverse to the Company or any of its subsidiaries.

Except as described in this Annex A or in this Proxy Statement, (1) no occupation or employment is or was carried on by any Nominee with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company; and (2) none of the Nominees has ever served on the Board.

Except as described in this Annex A or in this Proxy Statement, there are no family relationships between any Nominee and any director or executive officer of the Company.

During the Company’s last fiscal year, none of the participants was the beneficial owner of more than 10% of any class of equity securities of the Company.

Except as described in this Annex A or in this Proxy Statement, there are no relationships or dealings between the Nominees and the Company or any of its subsidiaries, affiliates, directors, officers or agents.

A-5

IMPORTANT

PLEASE REVIEW THIS PROXY STATEMENT AND
THE ENCLOSED MATERIALS CAREFULLY.

YOUR VOTE IS VERY IMPORTANT, NO MATTER HOW MANY OR
HOW FEW SHARES OF COMMON STOCK YOU OWN.

1.          If you hold your shares of Common Stock of record in your own name, please authorize a proxy to vote by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.

2.          If your shares of Common Stock are held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, only it can exercise your right to vote your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions on the enclosed GOLD voting instruction form to provide voting instructions to your bank, brokerage firm, dealer, trust company or other nominee. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered by telephone or over the Internet, instructions will be included on the enclosed GOLD voting instruction form.

3.          If you have previously signed and returned a [color] proxy card to the Company, you have every right to change your vote. Only your latest signed and dated proxy card will be counted. You may revoke any proxy card already sent to the Company by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting or by voting in person by ballot at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

4.          After voting the enclosed GOLD proxy card, do not sign or return a [color] proxy card unless you intend to change your vote. Only your latest signed and dated proxy will be counted.

5.          Please vote each and every GOLD proxy card and GOLD voting instruction form that you receive as each account must be voted separately.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement or need help voting your shares of Common Stock, please contact:

InvestorCom, Inc.

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Stockholders call toll-free: (877) 972-0090

Banks and brokers call collect: (203) 972-9300

Email: [●]

PRELIMINARY FORM OF PROXY CARD—SUBJECT TO COMPLETION

PLEASE VOTE TODAY!

SEE REVERSE SIDE

▼TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED▼

FORM OF PROXY CARD—GOLD

2015 ANNUAL MEETING OF STOCKHOLDERS

SOLITRON DEVICES, INC.

THIS PROXY IS SOLICITED BY CEDAR CREEK PARTNERS LLC AND ERIKSEN CAPITAL MANAGEMENT LLC (TOGETHER, “ERIKSEN CAPITAL”) AND NOT BY OR ON BEHALF OF THE BOARD OF DIRECTORS OF SOLITRON DEVICES, INC. (THE “BOARD”)

The undersigned stockholder of Solitron Devices, Inc., a Delaware corporation (the “Company”), hereby constitutes and appoints H. Timothy Eriksen, David W. Pointer and John Grau, and each of them, as proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side of this proxy, all of the shares of common stock, par value $.01 per share, of the Company registered in the name of the undersigned at the 2015 Annual Meeting of Stockholders of the Company to be held at [●], local time, on [●], 2015, at [●] located at [●] and at any adjournments, postponements or other delays thereof and at any special meeting that may be called in lieu thereof  (the “Annual Meeting”).

UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED (1) “FOR” THE ELECTION OF TIM ERIKSON AND DAVID W. POINTER; (2) “FOR” THE RATIFICATION OF THE SELECTION OF GOLDSTEIN SCHECHTER KOCH, P.A. AS THE COMPANY’S INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING FEBRUARY 28, 2016; (3) “AGAINST” THE APPROVAL OF THE COMPANY’S EXECUTIVE COMPENSATION; (4) “FOR” A DECLASSIFIED BOARD STRUCTURE; (5) “FOR” THE REPEAL OF ANY AMENDMENTS TO THE COMPANY’S BY-LAWS ADOPTED BY THE BOARD WITHOUT THE APPROVAL OF STOCKHOLDERS AFTER APRIL 22, 2013, AND PRIOR TO THE EFFECTIVENESS OF THE RESOLUTION; AND (6) IN THE PROXY HOLDERS’ DISCRETION AS TO ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING AND ARE UNKNOWN TO ERIKSEN CAPITAL A REASONABLE TIME BEFORE THE ANNUAL MEETING.

This proxy revokes all prior proxies given by the undersigned with respect to the Annual Meeting.

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

(continued, and to be signed and dated, on the reverse side)

YOUR VOTE IS IMPORTANT!

Please take a moment now to vote your shares of the Company’s common stock for the upcoming Annual Meeting of Stockholders.

PLEASE REVIEW THE PROXY STATEMENT AND VOTE TODAY.

Vote by Mail—Please sign, date and return this GOLD proxy card in the postage paid envelope provided, or mail it to: Cedar Creek Partners LLC, c/o InvestorCom, Inc., 65 Locust Avenue, Suite 302, New Canaan, CT 06840.

▼PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED▼

PLEASE MARK VOTES AS IN THIS EXAMPLE: ☒

PROPOSAL 1—Election of Directors

1.	To elect (01) Tim Eriksen; and (02) David W. Pointer to serve as Class II directors until the Company’s 2018 Annual Meeting of Stockholders and until their respective successors have been elected and qualified.

Nominees:	(01) Tim Eriksen	FOR ALL	WITHHOLD FOR ALL	FOR ALL EXCEPT
	(02) David W. Pointer	☐	☐	☐

INSTRUCTIONS: if applicable, to withhold authority to vote for any individual nominee(s), mark the “FOR ALL EXCEPT” box and write the name(s) of the excepted nominee(s) in the space below. Your shares of common stock will be voted FOR the remaining nominees.

ERIKSEN CAPITAL RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” ALL OF ITS NOMINEES LISTED IN PROPOSAL 1.

PROPOSAL 2—Ratification of Appointment of Independent Certified Public Accountants

2.	The ratification of the selection of Goldstein Schechter Koch, P.A. as the Company’s independent certified public accountants for the fiscal year ending February 28, 2016.

☐ FOR	☐ AGAINST	☐ ABSTAIN

ERIKSEN CAPITAL RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL 2.

PROPOSAL 3—Advisory Vote on the Company’s Executive Compensation

3.	A non-binding advisory vote on the compensation of the named executive officer of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

ERIKSEN CAPITAL RECOMMENDS THAT STOCKHOLDERS VOTE “AGAINST” PROPOSAL 3.

PROPOSAL 4—Proposal Requesting a Declassified Board

4.	An advisory vote on a proposal requesting a declassified board structure.

☐ FOR	☐ AGAINST	☐ ABSTAIN

ERIKSEN CAPITAL RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL 4.

PROPOSAL 5—By-Law Restoration Proposal

5.	To repeal any amendments to the Company’s By-Laws adopted by the Board without the approval of stockholders after April 22, 2013 (which is the date of the last publicly disclosed amendment to the By-Laws) and prior to the effectiveness of this resolution.

☐ FOR	☐ AGAINST	☐ ABSTAIN

ERIKSEN CAPITAL RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL 5.

THIS PROXY IS VALID ONLY WHEN SIGNED.

Dated: ______________________, 2015

Printed Name of Stockholder

Signature of Stockholder (and title, if any)

Signature of Stockholder (if held jointly)

Please sign exactly as your name or names appear on the stock certificate or on the attached label. If shares of common stock are held jointly, each stockholder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE PROMPTLY SIGN, DATE AND RETURN THIS GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.